Law offices of

AZUKA L. UZOH

September 12, 2014

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Erin E. Martin, Senior Counsel
Mr. Charles Garrison

Re:	American Renaissance Capital, Inc. (the “Company” or “Issuer”)
Registration Statement Form S1/ Pre-Effective Amendment One
File No.: 333-197478

Dear Mr. Garrison:

In accord with my telephone conversation with you this morning, this letter will serve as notice that American Renaissance Capital, Inc hereby withdraws its request for acceleration of its S-1 Registration sent to your office yesterday September 11, 2014.

If you have any questions or require anything further, please feel free to call me at (213) 483-4020.

Sincerely

LAW OFFICES OF AZUKA L. UZOH

/s/____________________________

AZUKA L. UZOH, ESQ.

cc:

American Renaissance Capital, Inc.